Exhibit 99.2

21Vianet Group Inc. and Unisplendour Establish Joint Venture

Expand Cloud Computing Cooperation with Microsoft

BEIJING, June 17, 2016 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq:VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced that Unisplendour-Vianet Technology Inc. (“Unisplendour-Vianet”), a joint venture between 21Vianet Group and Unisplendour Corporation Limited (SZSE:000938) (“UNIS”), has completed its business registration and obtained a business license in Xiamen, China, with registered capital of RMB100 million. UNIS holds a majority stake of 51% in the joint venture, and 21Vianet holds the remaining 49% stake.

On September 24, 2015, 21Vianet, UNIS and Microsoft signed an agreement to provide customized hybrid cloud computing solutions and related services to Chinese users. Pursuant to the agreement, the Company and UNIS agreed to form a joint venture, through which 21Vianet, UNIS and Microsoft will further cooperate on cloud computing based on Windows Azure and Office 365 Cloud-based service. The joint venture will serve as an execution platform that focuses on the development of core cloud technologies, application solutions, cloud security strategies and business development opportunities.

Mr. Steve Zhang, Chief Executive Officer of the Company, commented, “We are delighted to announce the establishment of Unisplendour-Vianet, which will allow us to work more closely with UNIS and Microsoft. With UNIS and Microsoft’s expertise and support, together we can further strengthen our research and development capabilities by providing hybrid cloud computing solutions that are tailored for Chinese users. We look forward to expanding our cloud computing capabilities, products and solutions and broadening our customer verticals, further building our leadership in the China market and creating long-term value for our shareholders.”

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud infrastructure services, content delivery network services, consumer broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in 44 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707-2062

IR@21Vianet.com

Queenie Liu

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Simic Chan

+852 3469 5065

IR@21Vianet.com

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